RMS

Securities and Exchange Commissi[on] SECU
Trading and Markets

18008625

AUG 28 2018

RECEIVED

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2017 (MM/DD/YY) AND ENDING 6/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4416 Lockhill Selma Rd.
(No. and Street)

Shavano Park	Texas	78249
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. David Gartley — 210-490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E. Suite 202	San Antonio	Texas	78232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of August 27, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESSICA L. WHITE
NOTARY PUBLIC
STATE OF TEXAS
ID# 4186142
EXPIRES 4-24-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2018

TABLE OF CONTENTS

Haynie &
Company

Certified Public Accountants (a professional corporation)
2702 N. Loop 1604 E., Ste. 202 San Antonio, TX 78232 (210) 979-0055 Fax (210) 979-0058

Robert F. Darilek
Certified Public Accountant

Steven H. Butler
Certified Public Accountant

Darenda Klentzman
Certified Public Accountant

John Boekweg
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of the Champion Group, Inc.
Shavano Park, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of the Champion Group, Inc. (the Company) as of June 30, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the period then ended, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Champion Group's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and the Disclosure of Information related to the Possession of Control Requirements Under Rule 15c3-3, and Reconciliation of Net Capital Under Rule 15c3-1 (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Co.

We have served as The Champion Group, Inc.'s auditor since 2018.

San Antonio, Texas

August 27, 2018

THE CHAMPION GROUP, INC.

Statement of Financial Condition
As of June 30, 2018

ASSETS		
Current Assets:		
Cash	$	85,598
Accounts Receivable - Commissions		16
Accounts Receivable - Employees		18,229
Prepaid Expenses		15,100
Total Current Assets		118,943
Fixed Assets:		
Office Equipment		13,032
Furniture & Fixtures		9,167
Total Fixed Assets		22,199
Accumulated Depreciation		(17,509)
		4,690
Other Assets:		
Deferred Tax Asset		20,334
Investments, at Fair Value (cost: $8,100)		27,381
		47,715
TOTAL ASSETS	$	171,348
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	6,317
Accrued Liabilities		79,545
Total Current Liabilities		85,862
Total Liabilities		85,862
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		176,500
Accumulated Other Comprehensive Income		19,281
Accumulated Deficit		(113,795)
Total Stockholders' Equity		85,486
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	171,348

THE CHAMPION GROUP, INC.

Statement of Loss
For the Year Ended June 30, 2018

Revenues	
Commission Income	$ 1,318,473
Interest Income	12
	1,318,485
Expenses	
Advertising	501
Business Promotion	13,738
Commissions	973,245
Contract Labor	6,288
Depreciation	957
Dues and Subscriptions	1,604
Other Taxes	2,627
Insurance - Medical	58,649
Insurance - Liability	4,770
Licenses and Examination Fees	35,877
Office	52,110
Payroll Taxes	74,054
Postage and Shipping	386
Professional Fees	36,207
Salaries	126,770
Storage and Equipment Rental	3,408
Training and Education	2,316
Travel and Entertainment	15,555
Other Expenses	3,269
	1,412,331
Loss Before Provision for Income Taxes	(93,846)
Income Tax Benefit	12,179
Net Loss	$ (81,667)

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance - July 1, 2017	$ 3,500	$ 161,500	$ (32,128)	$ 13,347	$ 146,219
Net Loss	-	-	(81,667)	-	(81,667)
Capital Contributions	-	15,000	-	-	15,000
Unrealized Gain	-	-	-	5,934	5,934
Balance - June 30, 2018	$ 3,500	$ 176,500	$ (113,795)	$ 19,281	$ 85,486

THE CHAMPION GROUP, INC.

Statement of Cash Flows
For the Year Ended June 30, 2018

Cash Flows from Operating Activities	
Net Loss	$ (81,667)
Adjustments to Reconcile Net Loss to Cash Provided (Used) in Operating Activities	
Depreciation	957
(Increase) Decrease in:	
Accounts Receivable - Commission	(1)
Accounts Receivable - Employees	7,725
Prepaid Expenses	14,390
Deferred Tax Asset	(12,179)
Increase (Decrease) in:	
Accounts Payable	(7,953)
Accrued Liablities	76,113
Net Cash Used In Operating Activities	(2,615)
Cash Flows from Investing Activities	
Purchase of Fixed Assets	(2,203)
Net Cash Used In Investing Activities	(2,203)
Cash Flows from Financing Activities	
Capital Contributions	15,000
Net Cash Provided by Financing Activities	15,000
Net Increase in Cash	10,182
Cash Balance - June 30, 2017	75,416
Cash Balance - June 30, 2018	$ 85,598

Supplemental Disclosure

Cash Paid for Interest	$ 14
Cash Paid for Income Taxes	$ -

Note A – General Information

Nature of Operations

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988. The company is engaged in the broker/dealership of direct participation programs and general securities. The Company is also registered to sell mutual funds on a commission basis. The Company does not hold customer securities or have customer accounts.

Note B – Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company. These accounting policies conform to U.S. generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2018 was $957.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. The broker accrues commissions payable associated with commissions receivable. As of June 30, 2018, the Company had no commissions receivable or commissions payable.

Note B – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for fiscal years before June 30, 2014.

Advertising Costs

Advertising costs are expensed as incurred and were $501 during the year ending June 30, 2018.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2018. Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note C – Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. The Company and Combined are owned by the same individuals. As part of the arrangement with Combined, the Company is provided with office facilities, phone/internet services, copier services, and postage at no charge. During the year ended June 30, 2018, the Company received commissions totaling $1,315,740 from the sale of joint venture interests issued by Combined.

At times throughout the year, short-term loans are made to employees. The ending Accounts Receivable-Employees balance as of June 30, 2018 was $18,229, which is expected to be fully collected within the subsequent year.

Note D – Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax Expense (Benefit) at Statutory Rate	$	(21,729)
Permanent Differences		2,526
Temporary Differences		(310)
Net Current Tax Expense (Benefit)	$	(19,513)

The Company's deferred tax benefit is composed of the following:

Change in tax effect of:

Temporary Differences - Depreciation	$	(334)
	$	(334)

The components of the deferred tax asset (liability) are as follows:

Temporary Differences - Depreciation	$	(590)
Temporary Differences - Charitable Contributions		1,411
Temporary Differences - NOL Carryforward		19,513
	$	20,334

Note E – Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note C). During 2018, commissions from the sale of joint venture interests that Combined issued aggregated $1,315,740, or 99.8% of total commission income.

Note F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2018, the Company had net capital of $23,026, which was $18,026 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.729 to 1 (see Schedule I).

Note G– Subordinated Borrowings

There are no subordinated borrowings that are used in computing net capital under the SEC's uniform net capital rule.

Note H – Reserve Requirements and information relating to the possession or control requirements for broker-dealers

A computation for determination of reserve requirements and information relating to the possession or control of securities as specified by Rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the company operates pursuant to the exemptive provisions of SEC rule 14c3-3(k)(2)(i). The company does not hold customer funds or securities.

Note I– Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2018.

Note J – Accounting Changes

The Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which superseded the revenue recognition requirements in ASC Topic 605, Revenue Recognition. No changes to the financial statements needed to be made for the adoption of this standard.

Note K – Subsequent Events

The Company has evaluated subsequent events through August 27, 2018, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2018

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholder's Equity	$	85,486
Plus: Allowable Liability		-
Less: Nonallowable Assets		(58,353)
Net Capital before Haircuts on Securities		27,133
Haircuts on Securities		(4,107)
Net Capital		23,026
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)		5,724
Excess Net Capital	$	17,302

Aggregate Indebtness

Items Included in the Statement of Financial Condition:		
Accounts Payable	$	85,862
Commission Payable		-
Tax Liabilities		-
Total Aggregate Indebtedness	$	85,862
Ratio: Aggregate Indebtedness to Net Capital		3.729 to 1

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirements
June 30, 2018

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$ 23,026
Difference - Year-end Audit Adjustments	-
Net Capital per Schedule I	$ 23,026

The reconciliation of the computation of net capital did not differ from the net capital calculated in Schedule I.

Haynie & Company
Certified Public Accountants (a professional corporation)
2702 N. Loop 1604 E., Ste. 202 San Antonio, TX 78232 (210) 979-0055 Fax (210) 979-0058

Robert F. Darilek
Certified Public Accountant

Steven H. Butler
Certified Public Accountant

Darenda Klentzman
Certified Public Accountant

John Boekweg
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Champion Group, Inc.

We have reviewed management's statements, included in the accompanying financial statements on page 14, in which (1) The Champion Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co.

San Antonio, Texas
August 27, 2018

Agreed-Upon Procedures Report

Haynie & Company
Certified Public Accountants (a professional corporation)
2702 N. Loop 1604 E., Ste. 202 San Antonio, TX 78232 (210) 979-0055 Fax (210) 979-0058

Robert F. Darilek
Certified Public Accountant

Steven H. Butler
Certified Public Accountant

Darenda Klentzman
Certified Public Accountant

John Boekweg
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
The Champion Group, Inc.
Shavano Park, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by The Champion Group, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended June 30, 2018 , solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Champion Group's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Check #2214 dated 8/2/2018 – QuickBooks], noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger for the period from July 2017 through June 2018], noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger], noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

San Antonio, Texas
August 27, 2018

THE
CHAMPION
G R O U P

June 30, 2018

To whom it may concern:

The Champion Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under Rule 15c3-3 (k)(2)(i).

If you require additional information or wish to discuss this matter further, please do not hesitate to contact our office.

Sincerely,

David Gartley
The Champion Group, Inc.

4416 Lockhill Selma Rd. Shavano Park, Texas 78249
www.championgroup.com · (210) 490-1482 · 1-800-749-2799 · Fax (210) 494-1099

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 6/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

40417 FINRA JUN
THE CHAMPION GROUP INC
4416 LOCKHILL SELMA RD
SHAVANO PARK, TX 78249-2076

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C David Gartley 2104901482

2. A. General Assessment (item 2e from page 2) $ 1,978

B. Less payment made with SIPC-6 filed (exclude interest) (1,145)
2/15/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 833

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 833

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 833

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COPY

The Champion Group Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the_____ day of__________, 20___.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2017 and ending 6/30/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,324,663

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. 222

Total additions 1,324,885

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 6,156

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 12

Total deductions 6,168

2d. SIPC Net Operating Revenues $ 1,318,717

2e. General Assessment @ .0015 $ 1,978

(to page 1, line 2.A.)